Exhibit 99.1

Yunji Announces Second Quarter 2020 Unaudited Financial Results

Hangzhou, CHINA, August 25, 2020 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the second quarter ended June 30, 20201.

Second Quarter 2020 Highlights

•

GMV[2] in the second quarter of 2020 was RMB7.8 billion (US$1.1 billion), compared with RMB8.2 billion in the same period of 2019. GMV related to marketplace revenues in the second quarter of 2020 was RMB4.9 billion (US$0.7 billion), compared with RMB2.2 billion in the same period of 2019[5].

•

Total revenues in the second quarter of 2020 were RMB1,486.9 million (US$210.5 million), compared with RMB3,064.1 million in the same period of 2019, primarily due to an increase in the proportion of the Company’s business contributed from its marketplace business, which recognizes revenues on a net basis.

•	Transacting members[3] in the twelve months ended June 30, 2020 continued to increase to 12.2 million due to the Company’s ongoing refinement of its membership enrollment system since January 2020.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “We continued to lay the foundation for our long-term growth by shifting more of our sales volumes to our marketplace model, establishing partnerships with quality emerging brands and introducing additional attractive private label brands to users on our platform as well as other platforms. We began to leverage our differentiated product offerings and unique value proposition during the second quarter to engage a more diverse range of partners and further develop our online-offline integrated sales channels for private label brand, emerging brand, and joint-venture brand products. In recognition of the increasingly vital role that social sharing is playing throughout the social e-commerce purchasing process, we decided to allocate a larger portion of our resources towards service manager training on best practices for user interactions. Users have responded well to our increasingly refined product purchasing experience, and we expect to continue making progress on this front in the future. Looking ahead, we believe that our competitive advantages in supply chain, unique product offerings, and social features have positioned us well to widen our economic moats and enter into a new growth cycle going forward. Meanwhile, we would also like to express our appreciation to our suppliers, third-party merchants, third-party logistics service providers, and other business partners, who stood together with us during our gradual recovery from COVID-19 pandemic in this quarter.”

“In the second quarter of 2020, we continued to focus on shifting more of our sales volumes to our marketplace model and to refine our membership enrollment system. As expected, our topline performance was impacted by our commitment to these overarching goals in the period. Despite many industry players offering subsidies to boost sales, we decided to forgo such short-term distractions and instead focus on implementing our long-term growth plan and effective cost control measures. As such, we reported an adjusted net income of RMB20.1 million in the quarter as compared to an adjusted net loss in the same period of 2019, further showcasing the consistent progress we are making towards healthy profitability. In addition, to meet our operational and liquidity needs in light of COVID-19, we continued to closely and proactively monitor our cash flow, making a consistent effort to settle our payment with increasingly favorable terms to us and maintain a healthy level of working capital.” said Mr. Chen Chen, Chief Financial Officer of Yunji.

Second Quarter 2020 Unaudited Financial Results

Total revenues were RMB1,486.9 million (US$210.5 million), compared with RMB3,064.1 million in the same period of 2019, which was primarily due to a decrease in revenues from sales of merchandise as a result of an increase in the proportion of the Company’s business contributed from its marketplace business. Revenues generated through the marketplace business are recognized on a net basis and contributed to marketplace revenues, while revenues generated from merchandise sales are recognized on a gross basis and contributed to sales of merchandise, net.

•

Revenues from sales of merchandise, net decreased by 52.4% to RMB1,299.3 million (US$183.9 million) from RMB2,731.6 million in the same period of 2019. The decrease was primarily due to the decrease in GMV related to merchandise sales as the Company continued to refine its resource allocation plan to further improve the operational efficiencies of its merchandise sales, marketplace business, and merchants on the platform.

•

Revenues from the membership program were RMB12.3 million (US$1.7 million), compared with RMB267.6 million in the same period of 2019. The decrease was due to the Company’s ongoing refinement of its membership enrollment system. Starting from January 2020, the Company has allowed for any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. Revenues from the membership program in the second quarter of 2020 were from the deferred revenue of prior paying members.

•

Revenues from the marketplace business increased by 201.3% to RMB159.6 million (US$22.6 million) from RMB53.0 million in the same period of 2019, which was the result of the increased number of popular brands and merchants on the Company’s platform and higher commission rates for its marketplace business.

•	Other revenues increased by 31.4% to RMB15.6 million (US$2.2 million) from RMB11.9 million in the same period of 2019.

Total cost of revenues decreased by 55.8% to RMB1,053.7 million (US$149.1 million) from RMB2,383.1 million in the same period of 2019. This decrease was mainly attributable to the decline in merchandise sales, which recognize revenues on a gross basis. Total cost of revenues was mainly composed of those costs related to the sales of merchandise revenue in the second quarter of 2020 due to the start of the free membership program from January 2020.

Total operating expenses decreased by 38.6% to RMB486.6 million (US$68.9 million) from RMB792.9 million in the same period of 2019.

•

Fulfillment expenses decreased by 56.5% to RMB129.0 million (US$18.3 million), or 8.7% of total revenues, from RMB296.5 million, or 9.7% of total revenues, in the same period of 2019. The decrease was mainly due to: (i) reduced warehousing and logistics expenses due to lower merchandise sales and improved logistics efficiency, (ii) decreased third-party payment transaction fees due to lower commission rates, and (iii) reduced personnel costs due to headcount optimization.

•

Sales and marketing expenses decreased by 32.7% to RMB228.4 million (US$32.3 million), or 15.4% of total revenues, from RMB339.4 million, or 11.1% of total revenues, in the same period of 2019. The decrease was mainly due to the reduction in member management fees, resulting from improvements to member management efficiency.

•

Technology and content expenses decreased by 36.0% to RMB58.6 million (US$8.3 million), or 3.9% of total revenues, from RMB91.6 million, or 3.0% of total revenues, in the same period of 2019. The decrease was mainly due to reduced server costs resulting from the better contract terms that the Company was able to secure with its server providers as well as reduced personnel costs as a result of headcount optimization.

•

General and administrative expenses increased by 8.1% to RMB70.7 million (US$10.0 million), or 4.8% of total revenues, from RMB65.4 million, or 2.1% of total revenues, in the same period of 2020. The increase was mainly due to: (i) increased share-based compensation expenses, resulting from new grants of share-based awards, and (ii) increased professional service fees, including auditor and attorney fees, which were partially offset by reduced personnel costs as a result of headcount optimization.

Loss from operations was RMB45.2 million (US$6.4 million), compared with RMB103.9 million in the same period of 2019.

Net loss was RMB17.5 million (US$2.5 million), compared with RMB84.5 million in the same period of 2019.

Adjusted net income4 was RMB20.1 million (US$2.8 million), compared with an adjusted net loss of RMB39.2 million in the same period of 2019.

Basic and diluted net loss per share attributable to ordinary shareholders was RMB0.01 (US$0.001), compared with RMB0.28 in the same period of 2019.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Tuesday, August 25, 2020, at 7:30 AM Eastern Time or 7:30 PM Beijing/Hong Kong Time to discuss its earnings.

In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive important details for this conference including the call date and time, a unique registrant ID, and a set of participant dial-in numbers to join the conference call.

Conference ID	3145988
Registration Link	http://apac.directeventreg.com/registration/event/3145988

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696
International	+61-2-8199-0299
Conference ID	3145988

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Xinran Rao

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	883,369	1,076,960	152,434
Restricted cash	84,374	105,524	14,936
Short-term investments	774,736	477,960	67,651
Accounts receivable, net	28,527	18,996	2,689
Advance to suppliers	87,289	78,947	11,174
Inventories, net	428,322	313,778	44,412
Amounts due from related parties	6,830	10,112	1,431
Prepaid expenses and other current assets	567,432	468,462	66,306

Total current assets	2,860,879	2,550,739	361,033
Non-current assets
Property and equipment, net	45,344	38,879	5,503
Long-term investments9	198,860	212,884	30,132
Deferred tax assets	97,792	56,435	7,988
Operating lease right-of-use assets, net	43,043	31,800	4,501
Other non-current assets	56,281	142,663	20,193

Total non-current assets	441,320	482,661	68,317

Total assets	3,302,199	3,033,400	429,350

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current Liabilities
Accounts payable	741,959	656,399	92,906
Deferred revenue	181,828	97,552	13,808
Incentive payables to members	384,486	330,056	46,716
Refund payable to members[7]	26,883	3,713	526
Member management fees payable	78,355	45,568	6,450
Other payable and accrued liabilities	349,111	318,022	45,013
Amounts due to related parties	18,296	27,076	3,832
Operating lease liabilities—current	17,559	15,813	2,238

Total current liabilities	1,798,477	1,494,199	211,489
Non-current liabilities
Operating lease liabilities	27,734	20,824	2,947
Deferred tax liabilities	11,329	10,209	1,445

Total non-current liabilities	39,063	31,033	4,392

Total Liabilities	1,837,540	1,525,232	215,881

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	10
Less:Treasury stock	(96,669)	(112,724)	(15,955)
Additional paid-in capital	7,255,404	7,326,320	1,036,973
Statutory reserve	11,633	11,633	1,647
Accumulated other comprehensive income	88,863	106,446	15,067
Accumulated deficit	(5,805,332)	(5,830,392)	(825,238)

Total Yunji Inc. shareholders’ equity	1,453,969	1,501,353	212,504
Non-controlling interests	10,690	6,815	965

Total shareholders’ equity	1,464,659	1,508,168	213,469

Total liabilities and shareholders’ equity	3,302,199	3,033,400	429,350

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	2,731,597	1,299,325	183,908	5,951,772	2,745,182	388,555
Membership program revenue	267,568	12,333	1,746	424,183	37,467	5,303
Marketplace revenue[5]	52,989	159,643	22,596	56,407	317,714	44,970
Other revenues	11,896	15,628	2,212	17,243	35,772	5,063

Total revenues	3,064,050	1,486,929	210,462	6,449,605	3,136,135	443,891
Operating cost and expenses:
Cost of revenues	(2,383,097)	(1,053,705)	(149,142)	(5,114,134)	(2,201,728)	(311,634)
Fulfilment	(296,536)	(129,004)	(18,260)	(567,147)	(267,090)	(37,803)
Sales and marketing	(339,390)	(228,351)	(32,321)	(602,571)	(480,012)	(67,941)
Technology and content	(91,560)	(58,577)	(8,291)	(150,239)	(116,515)	(16,492)
General and administrative	(65,368)	(70,662)	(10,002)	(127,247)	(145,844)	(20,643)

Total operating cost and expenses	(3,175,951)	(1,540,299)	(218,016)	(6,561,338)	(3,211,189)	(454,513)
Other operating income[6]	7,985	8,200	1,161	18,545	23,778	3,366

Loss from operations	(103,916)	(45,170)	(6,393)	(93,188)	(51,276)	(7,256)
Financial income, net	16,032	28,232	3,996	30,953	18,428	2,609
Foreign exchange (loss)/income, net	(2,352)	(3,662)	(518)	(7,614)	2,359	334
Other non-operating income, net	—	—	—	—	—	—

Loss before income tax benefit, and equity in loss of affiliates, net of tax	(90,236)	(20,600)	(2,915)	(69,849)	(30,489)	(4,313)
Income tax benefit[8]	6,003	3,305	468	3,738	160	23
Equity in loss of affiliates, net of tax	(280)	(203)	(29)	(1,540)	(407)	(58)

Net loss	(84,513)	(17,498)	(2,476)	(67,651)	(30,736)	(4,348)
Less: net income/(loss) attributable to non-controlling interests shareholders	143	(5,548)	(785)	2,260	(5,676)	(803)

Net loss attributable to YUNJI INC.	(84,656)	(11,950)	(1,691)	(69,911)	(25,060)	(3,545)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Accretion on convertible redeemable preferred shares to redemption value	(416,025)	—	—	(1,532,013)	—	—

Net loss attributable to ordinary shareholders	(500,681)	(11,950)	(1,691)	(1,601,924)	(25,060)	(3,545)

Net loss	(84,513)	(17,498)	(2,476)	(67,651)	(30,736)	(4,348)
Other comprehensive income/(loss)
Foreign currency translation adjustment	29,761	(666)	(94)	11,812	17,583	2,489

Total comprehensive loss	(54,752)	(18,164)	(2,570)	(55,839)	(13,153)	(1,859)
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	143	(5,548)	(785)	2,260	(5,676)	(803)

Total comprehensive loss attributable to YUNJI INC.	(54,895)	(12,616)	(1,785)	(58,099)	(7,477)	(1,056)

Net loss attributable to ordinary shareholders	(500,681)	(11,950)	(1,691)	(1,601,924)	(25,060)	(3,545)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,803,779,111	2,124,741,188	2,124,741,188	1,479,391,708	2,124,450,699	2,124,450,699

Net loss per share attributable to ordinary shareholders
Basic	(0.28)	(0.01)	(0.001)	(1.08)	(0.01)	(0.002)
Diluted	(0.28)	(0.01)	(0.001)	(1.08)	(0.01)	(0.002)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	3,347	3,388	479	6,287	7,357	1,041
General and administrative	20,281	27,669	3,917	39,684	56,729	8,029
Fulfillment	3,196	3,644	516	5,771	7,706	1,091
Sales and marketing	18,533	2,884	408	19,857	5,105	723

Total	45,357	37,585	5,320	71,599	76,897	10,884

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net (Loss)/Income:
Net loss	(84,513)	(17,498)	(2,476)	(67,651)	(30,736)	(4,348)
Add: Share-based compensation	45,357	37,585	5,320	71,599	76,897	10,884
Adjusted net (loss)/income	(39,156)	20,087	2,844	3,948	46,161	6,536

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0651 to US$1.00, the exchange rate in effect as of the end of June 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“GMV” refers to the total value of all orders for merchandise placed in the Company’s merchandise business and marketplace business, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. GMV includes the value from orders placed on the Company’s mobile apps as well as orders placed on third-party mobile apps and websites that are fulfilled by Yunji, by Yunji’s third-party merchants, or by Yunji’s third-party business partners. Yunji’s revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Yunji’s revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure.

3.

“Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

5.

In the first quarter of 2019, the Company launched its marketplace business model, allowing third-party merchants to sell their products on the platform and pay commissions on their sales to the Company. The revenues from marketplace business is recognized on a net basis.

6.

Starting from 2020, the Company presents government grants, which are received from local government to support and reward the Company’s ongoing business and operations, as Other operating income. The relevant item in the prior year periods of RMB 7,985 and RMB 18,545 for the three and six months ended June 30, 2019 are also reclassified from Other non-operating income, net to be in conformity with the current period presentation in the unaudited condensed consolidated statements of comprehensive loss.

7.

The estimation of refunds payable to members is based upon the historical data of referral incentives earned by referring members within their active life cycle. On a quarterly basis, the Company revisits the estimation with a consistently applied approach and the most up-to-date data. The balance of refund payable to members reflected the best estimation of the Company as of June 30, 2020, and the decrease as compared to the balance as of December 31, 2019 was consistent with the Company’s understanding of its members’ referral behavior in light of its ongoing refinement of its membership enrollment system and a decrease of refunds payable to members of RMB 17.6 million resulting from a change in the estimated amount of that liability, which represented the positive revenue and income/(loss) from operations impact for the second quarter of 2020.

8.

Income tax benefit for the second quarter of 2020 was RMB3.3 million (US$0.5 million), compared to RMB6.0 million in the same period of 2019. The Company’s effective tax rate was changed primarily due to changes in the profitability of its subsidiaries that have different tax rates, including non-deductible share-based compensation expenses, and increased valuation allowance as the Company will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries.

9.

As of June 30, 2020, the balance of long-term investment mainly represented an equity security with readily determinable fair value, which was remeasured based upon market price at each period end and recorded the unrealized changes in Financial income, net in the Consolidation Statements of Comprehensive Loss.